CONSENT OF QUALIFIED PERSON

October 7, 2019

To:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Government of Newfoundland and Labrador
Toronto Stock Exchange
NYSE American
Platinum Group Metals Ltd.

Dear Sirs and Mesdames:

Re: Platinum Group Metals Ltd. (the "Company")

1.

I, Gordon Cunningham, am responsible for preparing parts of the technical report titled "Independent Technical Report, Waterberg Project Definitive Feasibility Study and Mineral Resource Update, Bushveld Complex, South Africa" dated effective September 4, 2019 (the "Technical Report") and do hereby consent to the public filing of the Technical Report.

2.

I also consent to the use of extracts from, or a summary of, the Technical Report in the news releases of the Company dated September 24, 2019 and October 7, 2019 (the "News Releases") and the material change report of the Company dated September 24, 2019 (the "Material Change Report") and any publication or use thereof by the Company for regulatory purposes.

3.

I confirm that I have read the News Releases and the Material Change Report and that the News Release and Material Change Report fairly and accurately represent the information in the Technical Report that I am responsible for.

/s/ Gordon I Cunningham
Gordon I Cunningham, Pr. Eng.
Director
TURNBERRY PROJECTS (PTY) LTD.